

    EXHIBIT 11  COMPUTATION OF EARNINGS PER SHARE
    (Dollars in thousands except per share data)



                                     Second Quarter            Six Months
                                       1995        1994          1995        1994
    Net income......................$  33,770   $  28,527     $  66,536   $  56,376

    Preferred dividends..............      37         102            64         231

    Income available to common
      shareholders..................$  33,733   $  28,425     $  66,472   $  56,145




    Weighted average of common
     stock equivalents...............  30,051      29,975        30,020      29,883

    Weighted average of preferred
      stock convertable to common
      stock equivalents..............     105         343           117         548

    Weighted average of fully
     diluted common stock equivalents  30,156      30,318        30,137      30,431


    Primary earnings per share
      (income available to common
      shareholders divided by weighted
      average of common stock
      equivalents)..................$    1.12   $    0.95     $    2.21   $    1.88


    Fully diluted earnings per share
      (net income divided by weighted
      average of fully diluted
      common stock equivalents).....$    1.12   $    0.94     $    2.21   $    1.85



    Note: The effect of stock options outstanding are not dilutive to earnings per share as defined in APB 15 and therefore are not included with the above calculations.

